UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Orange S.A.

(Name of Issuer)

Ordinary shares, nominal value €4.00 per share

(Title of Class of Securities)

684060106 (American Depositary Shares, each representing one ordinary share)

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) The French Republic acting through Agence des Participations de l’Etat

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 356,194,433

	6	Shared Voting Power Not applicable.

	7	Sole Dispositive Power 356,194,433

	8	Shared Dispositive Power Not applicable.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 356,194,433

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 13.4%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Bpifrance Participations S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 254,219,602

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 254,219,602

9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,219,602

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.6%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Caisse des Dépôts et Consignations

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 44,764,102

	6	Shared Voting Power 254,219,602

	7	Sole Dispositive Power 44,764,102

	8	Shared Dispositive Power 254,219,602

9	Aggregate Amount Beneficially Owned by Each Reporting Person 298,983,704

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 11.3%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) EPIC Bpifrance

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 254,219,602

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 254,219,602

9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,219,602

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.6%

12	Type of Reporting Person (See Instructions) OO

1	Name of Reporting Persons I.R.S. Identification No. of Above Person (Entities Only) Bpifrance S.A.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power Not applicable.

	6	Shared Voting Power 254,219,602

	7	Sole Dispositive Power Not applicable.

	8	Shared Dispositive Power 254,219,602

9	Aggregate Amount Beneficially Owned by Each Reporting Person 254,219,602

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.6%

12	Type of Reporting Person (See Instructions) OO

Item 1 (a)	Name of Issuer: Orange S.A.
Item 1 (b)	Address of Issuer’s Principal Executive Offices: 78, rue Olivier de Serres, Paris 75015 FRANCE

Item 2 (a)

Name of Person Filing:
During 2015, the Group of Orange shareholders consisted of:

(i) The French Republic acting through Agence des Participations de l’Etat

(ii) Bpifrance Participations S.A.

(iii) Caisse des Dépôts et Consignations

(iv) EPIC Bpifrance

(v) Bpifrance S.A.

Item 2 (b)

Address of Principal Business Office:
(i) 139, rue de Bercy

Télédoc 228

75572 Paris Cedex 12

France

(ii) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(iii) 56, rue de Lille, 75007 Paris, France

(iv) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

(v) 27-31, avenue du Général Leclerc

94710 Maisons-Alfort Cedex

France

Item 2 (c)	Citizenship: France
Item 2 (d)	Title of Class of Securities: Common Stock, par value €4.00 per share
Item 2 (e)	CUSIP Number: 684060106 (American Depositary Shares, each representing one ordinary share)

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:
Not applicable.

Item 4	Ownership:

Please see Items 5, 6, 7, 8, 9 and 11 of each cover sheet for each filing entity.

On July 29, 2015, Bpifrance Participations S.A. sold 52,977,707 ordinary shares in an accelerated private placement to institutional investors.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
See attached Exhibit 1 for the identity of each member of the Group and a description of the relevant shareholders’ agreement.

Item 8	Identification and Classification of Members of the Group:
See attached Exhibit 1 for the identity of each member of the Group and a description of the relevant shareholders’ agreement. See also Item 4 above.

Item 9	Notice of Dissolution of Group:
Not Applicable.

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The French Republic acting through Agence des Participations de l’Etat

Dated: February 16, 2016	By:	/s/ Lucie Muniesa
	Name:	Lucie Muniesa
	Title:	Deputy Managing Director

Bpifrance Participations S.A.

Dated: February 16, 2016	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO

Caisse Des Dépôts et Consignations

Dated: February 16, 2016	By:	/s/ Alain Minczeles
	Name:	Alain Minczeles
	Title:	Head of Finance Division

Epic Bpifrance

Dated: February 16, 2016	By:	/s/ Sophie Paquin
	Name:	Sophie Paquin
	Title:	Director of Legal Affairs

Bpifrance S.A.

Dated: February 16, 2016	By:	/s/ Nicolas Dufourcq
	Name:	Nicolas Dufourcq
	Title:	CEO